October 17, 2024

Michael Sabel
Chief Executive Officer
Venture Global, Inc.
1001 19th Street North, Suite 1500
Arlington, VA, 22209

       Re: Venture Global, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted September 30, 2024
           CIK No. 0002007855
Dear Michael Sabel:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 5, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1
Use of Proceeds, page 95

1. We note your response to prior comment 7 and reissue it in part. Your revised disclosure states that you intend to use the net proceeds from this offering for general corporate purposes, including, but not limited to, funding your continuing operations, your LNG tanker milestone payments and your expected pre-FID capital expenditures with respect to the CP2 Project, the CP3 Project and the Delta Project, and your response indicates you are currently unable to determine the use of the net proceeds of the offering with more specificity, and the exact use of the proceeds will ultimately depend on a number of factors at the time of the consummation of the offering. To the
 October 17, 2024
Page 2

       extent known, please revise your disclosure to state the approximate anticipated percentages of the net proceeds you intend to allocate to each purpose disclosed.
       Additionally, please clarify whether you intend to use net proceeds to pay your declared dividends in the next four quarters.
LNG Industry Overview, page 134

2. We note that a number of charts that are referenced in this section do not appear to be included. Please revise to include all charts and graphs that you reference. Please also disclose the sources and dates for all charts and graphs included in this section. We note that some of the charts and graphs currently included do not provide this information.
Forum Selection, page 234

3. We note your response to prior comment 14 and reissue it in part. Your revised disclosure states that your amended and restated certificate of incorporation will provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act. Please revise your disclosure to address that there is uncertainty as to whether a court would enforce this provision.
       Please contact Joseph Klinko at 202-551-3824 or Karl Hiller at 202-551-3686 if you
have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Irene Barberena-Meissner at 202-551-6548 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:   Marcel Fausten